Sea Breeze Power Corp.(“the Company”)
Suite 1400-333 Seymour Street,Vancouver, British Columbia, Canada V6B 5A6
(604) 689-2991
NEWS RELEASE

JANUARY 16, 2006 TSX-VENTURE: SBX

Knob Hill Wind Farm – Application for Interconnect Study Filed with BCTC

Sea Breeze Power Corp. is pleased to announce that Sea Breeze Energy Inc. (its wholly owned subsidiary) has filed an application for an interconnect study for its proposed Knob Hill Wind Farm with the British Columbia Transmission Corporation (“BCTC”). Sea Breeze has been working with BCTC to study the interconnection possibilities from the Knob Hill site to the main transmission line located near Port Hardy, on the northern tip of Vancouver Island. The filing of this study will enable the Company to fully participate in BC Hydro’s current call for power.Sea Breeze Energy Inc. President Paul B. Manson explains, “This is a significant step for us because it moves our project that much closer to fruition, and serves as a valuable tool to help establish Knob Hill as a world-class wind farm”. In September 2004, the Knob Hill Wind Farm was the first wind energy project to receive an Environmental Assessment Certificate from the Environmental Assessment Office (“EAO”) of British Columbia. The Knob Hill Wind Farm’s initial stage of development is being planned for 100 megawatts of clean, emission free, renewable energy. The Knob Hill Wind Farm has the advantage of being ‘peak loaded’, meaning that its wind speeds are highest during the winter months when the demand for electricity is highest.
Sea Breeze Power Corp. is a Vancouver-based renewable energy company focusing on unlocking the ‘stranded’ wind energy in British Columbia through the development of utility-scale wind farms and transmission lines.

ON BEHALF OF THE BOARD OF DIRECTORS

PAUL B. MANSON, President

For investor information please contact Mr. Paul Manson. Email: paulmanson@SeaBreezePower.com

Toll Free: 1-866-387-1240 ext.225 Voice: 604-689-2991 ext.225 Fax: 604-689-2990

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